

September 16, 2022

Harrie Schippers
Chief Financial Officer
PACCAR Inc
777 106th Ave. N.E
Bellevue, WA 98004

   Re: PACCAR Inc
    Form 10-K for Fiscal Year Ended December 31, 2021
    Response Dated August 30, 2022
    File No. 001-14817

Dear Mr. Schippers:

  We have reviewed your August 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2022 letter.

Response Dated August 30, 2022

Risk Factors, page 10

1. Your response to prior comment two states that your primary transition risks related to climate change are meeting changing customer demand and achieving your science-based targets. However, it does not appear that disclosure in your Form 10-K addresses these risks in the context of climate change. Please revise to provide disclosure that specifically addresses the transition risks you have identified related to climate change and their impact to your business, operations, and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. In response to prior comment four, you detail various statutory and regulatory requirements governing emissions relevant to your business and operations. You also state that you have set emissions targets to meet the goals of the Paris Agreement. Consistent with our prior comment, please revise your disclosure to identify legislation, regulations, and international accords related to climate change.

3. Your responses to prior comments five and eight appear to suggest that you are incurring material amounts of capital expenditures and compliance costs related to reducing environmental impacts and emissions compliance with increases expected in future periods. Please further explain to us how you considered providing quantitative disclosure regarding past and future capital expenditures for climate-related projects and compliance costs related to climate change. In addition, as your response states that you do not categorize amounts incurred as "climate-related" and "not climate-related," please describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

4. We note your response to prior comment six does not provide all of the requested information. Please more fully describe the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and tell us how you concluded whether they were material.

5. We note your response to prior comment seven and reissue in part. Please include the quantification requested by our comment on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and those subsequent to year-end.

   In addition, your response states that you recognize the potential of physical risks to your production facilities and supply chains from severe weather. Please provide us with additional detail explaining how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results and possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather.

6. We note your response to prior comment nine. Beyond your purchase of European Union Allowances in 2021, please also provide us with quantitative information related to your purchase of carbon credits or offsets for the other periods for which financial statements are presented in your Form 10-K, and for the sale of carbon credits or offsets, if applicable. Please also tell us about any planned future period transactions.

Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing